FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry to Announce First Quarter Fiscal 2016 Results on Tuesday, June 23rd, 2015	1.

Document 1

NEWS RELEASE

June 9, 2015
FOR IMMEDIATE RELEASE

BlackBerry to Announce First Quarter Fiscal 2016 Results on Tuesday, June 23rd, 2015

Waterloo, ON - BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the first quarter of fiscal 2016 on June 23rd, 2015. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-877-795-3635 or by logging on at http://ca.blackberry.com/company/investors/events.html.
A replay of the conference call will also be available at approximately 11 am ET by dialing 1-647-436-0148 and entering pass code 8517132# or by clicking the link above. This replay will be available until 11 am ET July 9th, 2015.
About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
1-519-888-7465
investor_relations@blackberry.com

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 10, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer